SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF

THE COMPLIANCE COMMITTEE OF BRASKEM S.A.

(Approved at the Braskem Board of Directors Meeting of 8/8/2018)

1.       Objectives

The Compliance Committee (“CC” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a statutory body that provides permanent support to the Braskem Board of Directors (“CA” or “Board”) with regard to the matters described in Section 2 of these Internal Rules (“Rules”).

2.       Duties

The CC is responsible for the following:

i.         Supporting the CA on matters related to Braskem’s commitment to act ethically, with integrity and transparency, in accordance with best practices, norms, regulations and applicable laws, as well as monitoring compliance pursuant to the rules and guidelines established in the Company’s policies on compliance, including:

•        Code of Conduct;

•        compliance system;

•        anti-corruption; and

•        risk management.

ii.        Submitting to the CA, on an annual basis, the program of activities and recommendations of the CC, which shall include, among other things: (i) the topics to be reviewed and deliberated by the CA, and (ii) the budget of the CC and the Compliance area, including the Internal Audit area, which must be sufficient to support their planned activities and professional improvement and ongoing training for its members, the  Chief Compliance  Officer (“CCO”) and his/her team (the “Program”);

iii.         Approving all significant changes to the organization of the CCO’s team;

iv.        Evaluating, prior to the CA’s assessment, the risk appetite proposals based upon the Company's Risk Matrix, as well as the necessary mitigation and contingency plans;

v.       Effectively monitor risk exposure, including the Risk Matrix, as well as the compliance system, internal controls system and compliance with laws, standards and regulations, and the Company’s policies;

vi.         Evaluating the annual internal auditing plan prior to examination by the CA;

vii.         Supervising the quality and integrity of the work and the appropriateness of the Compliance area’s activities, including internal controls, compliance, risk-management and internal auditing;

viii.         Conducting, supervising and reviewing the results of investigations involving matters within the scope of its duties or when the CCO or a member on his/her team is involved, in addition to examining the results of investigations that involve members of the CA, Braskem’s Business Leader (“LN-Braskem”) or one of LN-Braskem’s  direct subordinates;

ix.         Proposing to the CA the creation of additional policies necessary for the CC to perform its duties, as well as updating the Company’s policies concerning compliance and promoting their implementation with a focus on education, awareness and prevention;

x.         Improving Braskem’s compliance system and promoting interaction with recognized bodies, both domestic and international, deemed to be authorities on the best practices in the field of compliance;

xi.         Interacting with Team Members, independent auditors, legal consultants and other outside consultants, as necessary, to improve the Company’s compliance practices;

xii.         Sharing the CC’s experience with the Team Members of the Company and its subsidiaries for the purpose of improving compliance in their respective operations;

xiii.         Evaluating, prior to the CA’s examination, the appropriateness of transactions subject to CA approval between the Company and its related parties, as set forth in the Company’s bylaws, as well as subsequently monitoring those transactions;

xiv.        Evaluating, prior to the CA’s examination, the results of due diligence reviews related to compliance, in matters subject to CA approval, as established in the bylaws;

xv.        Ensuring the maintenance of: (i) the ethics hotline for receiving possible complaints, including anonymous and confidential complaints, that are submitted by Braskem’s Team Members or third parties in relation to accounting practices, internal controls, issues related to the Company’s audits or any other allegation of non-compliance with legal or regulatory provisions or the policies, procedures or internal norms of the Company; as well as (ii) procedures for reviewing and addressing such complaints;

xvi.        Examining and recommending to the CA, in accordance with the opinion of Braskem’s General Counsel (“RAE-Juridico”), the obligation to notify any authorities or third parties regarding irregularities identified in an internal investigation;

xvii.        Providing assistance, solely in cases where the Ethics Committee cannot reach a consensus, to determine whether or not there is a real or apparent Conflict of Interest (“Conflict”), as defined in the Braskem Compliance System Policy, on the issue in question and, on the basis of this determination, define a plan to mitigate the Conflict;

xviii.         Reviewing, approving and defining plans for mitigating real or perceived Conflicts reported by members of the CA;

xix.       Proposing to the Ethics Committee the appropriate resolution of matters forwarded by the Ethics Committee to the CC for review; and

xx.         Approving, at the first meeting of each fiscal year, the standard agenda for topics to be deliberated at the regularly-scheduled meetings, by proposal of its coordinator, taking into consideration the CC’s responsibilities and other activities requested by the CA as well as approving the schedule of such meetings.

In order to exercise its powers, the CC may:

•        Hire legal assistance, consultants or other professionals, as necessary, to assist with its activities, including for the purpose of conducting investigations. The contracting process must comply with the applicable Braskem guidance documents;

•        Seek any information necessary for the performance of its duties together with the Team Members who shall be instructed to cooperate with the requests of the CC or its hired advisors; and

•        Meet with Team Members, independent auditors, legal advisors and other external consultants, whenever necessary for the performance of its duties.

3.       Operation of the CC

3.1.    Composition and Term of Office

The CC consists of at least 3 (three) and no more than 5 (five) members chosen by the Board itself, as appointed by its Chairman (“P-CA”) from among the CA’s independent members, one of whom must be appointed to the position of CC coordinator.

At least one of the CC’s members must possess experience and knowledge in the areas of corporate accounting and accounting/financial auditing.

The term of office of each CC member shall coincide with his/her term of office as CA member. If one member of the CC should leave his/her position as member of the Board before the scheduled end of his/her term, the P-CA must promptly nominate a replacement. The CC member’s function may not be delegated.

3.2.  Coordination

The CC coordinator shall have the following duties:

i.      Submit the Program annually for CA approval, after coordinating in advance with the other CC members, and supervise its implementation;

ii.      Supervise the CCO and come to an agreement on, monitor and evaluate his/her Action Program (“PA”) after discussing it with the other CC members and LN-Braskem, as well monitor and evaluate its implementation and assess his/her performance;

iii.      Propose to the CC, whenever necessary, changes to the approved standard and annual calendar, considering the recommendations of the other members of the CC;

iv.      Ratify the agenda for the regularly-scheduled meetings of the CC prior to its distribution by the CA’s Executive Secretary (“S-CA”) to members of the Committee;

v.      Convene and conduct the meetings of the CC;

vi.      Define the need for special meetings, proposing the dates and respective agendas, while respecting the right of the other CC members to also request such meetings;

vii.      Ensure that the calls and agendas of the meetings are sent to the members of the CC, via the S-CA, together with any necessary supporting material, within the deadline stipulated in these Rules;

viii.      Forward to the CA the analyses, opinions and reports prepared by the CC that must be submitted to the CA;

ix.      Whenever necessary or appropriate, invite other persons to participate in the CC meetings, such as other members of the CA, the CCO, Braskem officers, other Braskem Team Members, advisors, or any other persons who have relevant information related to the purpose of the meeting. The invitation must be issued with the support of the S-CA;

x.      Inform the members of the CA about the relevant aspects of implementing and monitoring the compliance system, the risk-management requirements, as well as material facts;

xi.    Promote and accept requests for interaction between the CC and the CCO with related external entities, as well as sharing the experience of the CC and CCO with the Team Members of Braskem and its subsidiaries;

xii.      Submit to the CA, at least on a quarterly basis, the topics discussed by and the decisions of the CC;

xiii.      Ensure that the drafts of the meeting minutes are sent to the members of the Committee for their consideration no more than 3 (three) business days after the meeting;

xiv.      Comply and cause others to comply with the norms contained in these Rules; and

xv.      Submit to the CA any eventual proposals to update these Rules.

3.3.  Meetings

The CC carries out its activities through work meetings and, for that purpose, meets on a regular basis, at least once every two months, according to the annual schedule approved at the first meeting of each fiscal year and, on an exceptional basis, whenever the CC coordinator or any of its members deems necessary, in alignment with the CC coordinator, or whenever required based on the circumstances.

The regular meetings of the CC to review matters for CA deliberation must be held at least 7 (seven) days prior to the scheduled meetings of the Braskem Board of Directors (“RCA” or “RCAs”), unless the majority of its members establishes an earlier deadline, but in any case they must always be held before the RCAs are held.

The calls, agendas and supporting materials for the meetings must be made available to the members of the Committee by the S-CA at least 10 (ten) calendar days prior to the date of the meeting, unless the majority of its members establishes an earlier deadline, but never less than 48 (forty-eight) hours, in which case the agenda must be provided with the proper accompanying documents

The meetings of the CC shall be held, preferably, at Braskem’s head office, and may be held, on an exceptional basis, via remote participation, provided they are authorized by the CC coordinator. In the case of non-face-to-face meetings, each CC member shall be individually and exclusively responsible for taking all necessary measures to ensure the strict confidentiality of the meetings. Persons not authorized by the CC coordinator shall be prohibited from having access to any information discussed at the meeting.

Preferably, all CC members must attend all of the meetings, whether in person or via video or telephone conference. The minimum quorum for meetings to be deemed in session must be more than half the members. Any CC member who is unable to attend the meeting must inform the CC coordinator in advance and indicate, as the case may be, which member shall represent him/her.

The decisions or recommendations of the CC are taken by the total present for a meeting and must be recorded in the minutes of the meeting prepared by the S-CA, validated by the CC members, and made available on Braskem’s governance portal on the Internet that the board members only have access. The minutes must be filed by the Corporate Governance area at the Company’s head office.

Any meeting of the CC can, at the discretion of its coordinator, be confidential in nature, either totally or partially, when the subject matter so requires.

4.       General Provisions

The S-CA is responsible for providing support to the CC, according to the duties foreseen in the CA’s Internal Rules.

Communications between members of the CC and other advisors must be confidential.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.